Exhibit 3.2

HARLEY-DAVIDSON, INC.
Amendment to By-laws
Effective April 27, 2015

The By-laws of the Company were amended to amend and restate Section 2.08 to read in its entirety as follows:

2.08           Required Vote For Directors.

(a)  Except as set forth in this Section 2.08, a majority of the votes cast at any meeting of the shareholders for the election of directors at which a quorum is present shall elect directors. For purposes of this by-law, a “majority of the votes cast” means that the number of shares voted “for” a director's election exceeds 50% of the number of votes cast with respect to that director's election. Votes cast shall include votes “for” and “against” that director's election and direction to withhold authority in each case and exclude abstentions and broker nonvotes with respect to that director's election. In the event of a Contested Election, directors shall be elected by the vote of a plurality of the votes cast at any meeting for the election of directors at which a quorum is present. For purposes of this by-law, a “Contested Election” is an election of directors of the corporation as to which the Chairman of the Board determines that, at the Determination Date, the number of persons properly nominated to serve as directors exceeds the number of directors to be elected in such election. The “Determination Date” is (i) the day after the meeting of the Board of Directors at which the nominees for director of the Board of Directors for such election are approved, when such meeting occurs after the last day on which a shareholder may propose the nomination of a director for election in such election pursuant to the Restated Articles of Incorporation or these by-laws, or (ii) the day after the last day on which a shareholder may propose the nomination of a director for election in such election pursuant to the Restated Articles of Incorporation or these by-laws, when the last day for such a proposal occurs after the meeting of the Board of Directors at which the nominees for director of the Board of Directors for such election are approved, whichever of clause (i) or (ii) is applicable. This determination that an election is a Contested Election shall be determinative only as to the timeliness of a notice of nomination and not otherwise as to its validity. In all cases, once an election is determined to be a Contested Election, directors shall be elected by the vote of a plurality of the votes cast.

(b)  If, in an election of directors that is not a Contested Election, neither an incumbent director nominated for election nor any successor to such incumbent is elected, such incumbent director shall promptly tender his or her resignation to the Chairman of the Board promptly following certification of the shareholder vote. Promptly after the Chairman of the Board receives such a resignation, the Nominating and Corporate Governance Committee will consider the resignation and recommend to the Board of Directors whether the Board of Directors should accept the tendered resignation or reject it. In considering whether to recommend that the Board of Directors accept or reject the tendered resignation, the Nominating and Corporate Governance Committee may consider all factors deemed relevant by the members of the Nominating and Corporate Governance Committee. The Board of Directors will act on the Nominating and Corporate Governance Committee's recommendation no later than 90 days following the date of the shareholders’ meeting at which the election occurred. In considering the Nominating and Corporate Governance Committee’s recommendation, the Board of Directors may consider the factors that the Nominating and Corporate Governance Committee considered to the extent communicated by the Nominating and Corporate Governance Committee and such additional information and factors the Board of Directors believes to be relevant. Following the Board of Directors’ decision, the corporation will promptly publicly disclose in a Current Report on Form 8-K filed with or furnished to, as applicable, the Securities and Exchange Commission the Board of Directors’ decision whether to accept the resignation as tendered, including an explanation of the process by which the decision was reached. Notwithstanding the foregoing, the Board of Directors may determine to extend such 90-day period by an additional period of up to 90 days if it determines that such an extension is in the best interests of the corporation and its shareholders. Any director who tenders a resignation pursuant to this provision will not participate in the Nominating and Corporate Governance Committee recommendation or the Board of Directors’ consideration regarding whether or not to accept the tendered resignation. If a majority of the members of the Nominating and Corporate Governance Committee tender a resignation pursuant to this provision as a result of the same election, then the independent directors who are on the Board of Directors who were not required to submit a resignation will appoint a committee of the Board of Directors for the purpose of considering the tendered resignations, and such committee will recommend to the Board of Directors whether to accept or reject them. This committee may, but need not, consist of all of the independent directors who were not required to submit a resignation but will not include any director who was required to submit a resignation. If an incumbent director's resignation is not accepted by the Board of Directors, such director shall continue to serve until the next annual meeting and until his or her successor is duly elected, or his or her earlier resignation or removal.

(c)  If a director’s resignation is accepted by the Board of Directors pursuant to this Section 2.08, or if a nominee for director is not elected and the nominee is not an incumbent director whose term would otherwise have expired at the time of the election if a successor had been elected, then the Board of Directors may fill the resulting vacancy as provided under Wisconsin law and pursuant to Article VI(a)(iii) of the Restated Articles of Incorporation or may decrease the size of the Board of Directors pursuant to Article VI(a)(i) of the Restated Articles of Incorporation.